UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 45)
                                              --

                            CNA FINANCIAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   126117 10 0
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
- --------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 September 14, 1994
- --------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box     .
                                                                     ----
Check the following box if a fee is being paid with the statement   .
                                                                  --
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
                              CUSIP No. 126117 10 0
- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/   /
       N/A                                                              (b)/   /
- --------------------------------------------------------------------------------
3 SEC USE  ONLY

- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
       N/A
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- --------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       51,929,360
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY             0
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         51,929,360
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                        0
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         51,929,360
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      84.03%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        HC
- --------------------------------------------------------------------------------

                                 AMENDMENT NO. 45

                                      to

                                  SCHEDULE 13D

                                relating to the

                    Common Stock, $2.50 par value per share

                                      of

                           CNA Financial Corporation

  This Amendment No. 45 to this Statement on Schedule 13D is being filed in restated form pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and Rules 101(a) and 901(d) of Regulation S-T, and incorporates the Statement on Schedule 13D initially filed on February 20, 1974, and Amendments numbered 1 through 44 thereto.

Item 1.  Security and Issuer
         -------------------

  Item 1 is hereby amended in its entirety to read as follows:

  The class of equity securities to which this statement relates is the Common Stock, $2.50 par value per share, (the "Common Stock") of CNA Financial Corporation, a Delaware corporation (the "Issuer" or "CNA"). The principal executive offices of the Issuer are located at CNA Plaza, Chicago, Illinois 60685.

Item 2. Identity and Background
        -----------------------

  Item 2 is hereby amended in its entirety to read as follows:

  This Statement is being filed by Loews Corporation, a Delaware corporation ("Loews"). The principal executive offices of Loews are located at 667 Madison Avenue, New York, New York 10021.

  Loews, through its subsidiaries, is engaged in the production and sale of cigarettes; the operation of hotels and offshore drilling rigs; through its approximately 84% ownership of the Issuer, insurance (property, casualty and life); and through its approximately 97% ownership of Bulova Corporation, the distribution and sale of watches and the production and sale of other timing devices. In addition, a wholly-owned subsidiary of Loews owns approximately 17.9% of the outstanding common stock of CBS Inc.

  Laurence A. Tisch, Chairman of the Board and Co-Chief Executive Officer of Loews, and Preston R. Tisch, President and Co-Chief Executive Officer of Loews each own 9,449,956 shares of Common Stock of Loews, constituting an aggregate of 18,899,912 shares, or approximately 31.5%, of the total number of shares of Loews Common Stock outstanding. As a result, they may be deemed to be "controlling" persons of Loews as that term is defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

  The name, business address, present principal occupation and citizenship of each executive officer and director of Loews are set forth in Appendix A hereto.

  During the last five years neither Loews nor, to the best knowledge of Loews, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration
         -------------------------------------------------

  [Original filing] The funds used in making the purchases set forth herein were corporate funds, internally generated. Such funds aggregated approximately $22,842,500.

  [Amendment No. 28] The amount required by Loews to purchase the 20,000,000 shares of Stock under the Offer (including commissions and other expenses) is estimated to be between $105,000,000 and $120,000,000. In addition, $25,000,000 will be required for Loews's purchase of the New Preferred Stock, described in the response to Item 6 below. Loews has sufficient cash, marketable securities and other current assets to enable it to provide all such funds and the funds necessary to purchase any additional shares of Stock it might purchase under the Offer. Recently market conditions have not been favorable for the sale of large amounts of securities. Loews has been informed by Salomon Brothers, which is acting as Dealer Manager for the Offer, and by Abraham & Co., that such brokers would, subject to the availability of credit to them, extend up to $75,000,000 and $10,000,000 of credit, respectively, to Loews on a demand margin basis and at interest rates expected to approximate the prime brokers (call loan) rate in effect from time to time plus one-half percent, if Loews were to request such credit. Such brokers may also act for Loews in sales of marketable securities held by Loews, including sales of securities pledged as collateral for such loans.

  [Amendment No. 36] The funds required to purchase the additional 28,800 shares of Series A Preferred Stock purchased in November 1979, referred to in
Item 5 below, were provided from internally generated funds.

  [Amendment No. 37] The funds required to purchase the additional 275,000 shares of Series A Preferred Stock referred to in Item 5 below were provided from internally generated funds.

  [Amendment No. 38] The funds required to purchase the additional shares referred to in Item 5 below were provided from internally generated funds.

  [Amendment No. 45] The funds required to purchase the additional 626,200 shares of Common Stock of CNA referred to in Item 5 of Amendment No. 45 to this
Schedule 13D, amounting to approximately $39,228,710, were provided from internally generated funds.

Item 4.  Purpose of Transaction
         ----------------------

  [Original filing] Loews has not made any determination to acquire control of the Issuer. Pending such determination, Loews's purchases must be considered to have been made for investment. Loews will periodically review its investment in the Issuer and may at any time determine to increase or decrease the amount of its investment in the Issuer and/or formulate a plan to acquire control of the Issuer. Loews is actively seeking acquisition opportunities and has in the recent past sought to acquire control or full ownership of several substantial publicly held corporations.

  [Amendment No. 2] On April 18, 1974 Loews communicated to the Director of the Department of Insurance of the State of Illinois its concern as a shareholder about questions presented by the petition of Accident and Casualty Insurance Company of Winterthur, Switzerland ("Winterthur") for approval of the purchase by Winterthur, should it elect to do so, of additional securities of the Issuer which, when added to the shares now held by Winterthur, would result in ownership by it of 10% or more of the voting securities of the Issuer. Loews invited the attention of the Department of Insurance to areas of inquiry raised by the petition of Winterthur and requested that information and documents relating thereto be made available for review and consideration by shareholders of the Issuer in the interest of a full and complete hearing concerning the petition of Winterthur and the relationship between it and the Issuer. Loews intends to continue to review its investment in the Issuer and may at any time determine to increase or decrease the amount of its investment in the Issuer and/or formulate a plan to acquire control of the Issuer. Loews intends to meet with management of the Issuer during the week of April 22, 1974 in connection therewith; and may seek approval of the Director of the Illinois Department of Insurance and of other States and jurisdictions, where applicable, for acquisition by it of 10% or more of the voting securities of the Issuer, should it elect to do so based on the status of the proceedings presently before insurance regulatory agencies, market conditions, discussions with management and further review of financial and economic factors relating to the Issuer.

  [Amendment No. 3] Loews has forwarded a letter to management of the Issuer, dated the date hereof and attached hereto as Exhibit A, relating to its concern about matters testified to at a hearing at the Department of Insurance of the State of Illinois held on April 23, 1974, in connection with the petition of Accident and Casualty Insurance Company of Winterthur, Switzerland ("Winterthur") for approval of the purchase by Winterthur of securities of the Issuer. The letter advises management of the Issuer that Loews has now formulated its own considerations with respect to increasing its investment to a majority of the voting stock of the Issuer through a cash tender offer, and seeks a meeting with the Board of Directors to discuss same.

  As indicated in Amendment No. 2 to this Schedule 13D, management of Loews met with management of the Issuer on Monday, April 22, 1974. Loews was then advised that the Issuer wished to remain an independent company not controlled by any other company. At this time there is no understanding or arrangement between Loews and the Issuer and Loews does not know what determination the Board of Directors of the Issuer will make with respect to Loews increasing its investment in the Issuer.

  [Amendment No. 4] Loews, on May 1, 1974, issued the statement attached hereto as Exhibit A relating to its investment in CNA.

  [Amendment No. 5] Loews, on May 3, 1974, issued the statement attached hereto as Exhibit A relating to its investment in CNA.

  [Amendment No. 6] On May 13, 1974 Loews filed with the Director of the Department of Insurance of the State of Illinois for approval to purchase, by means of a cash tender offer, additional shares of the voting stock of the Issuer, which when added to the shares held by Loews would result in Loews owning a majority of the voting stock of the Issuer and having control of the Issuer. Loews is also seeking similar approvals under the laws of such other States or jurisdictions in which such approval is considered necessary. There is no assurance that such offer by Loews will be made. Prior to the making of such offer, a statement under Rule 14d-1 will be filed with the Securities and Exchange Commission.

  [Amendment No. 7] On May 22, 1974 Loews filed suit in the United States District Court for the Northern District of Illinois against Elmer L. Nicholson, Chairman of the Board and President of CNA, Accident and Casualty Insurance Company of Winterthur, Switzerland, a substantial stockholder of CNA, and Hans Braunschweiler, Chairman of the Board and principal executive officer of Winterthur. A copy of the complaint is annexed hereto as Exhibit 2.

  [Amendment No 8] As previously reported, Loews is seeking approvals to make its proposed tender offer in States and jurisdictions considered necessary. In addition, Loews has made requests for consolidation with or in opposition to applications by Accident and Casualty Insurance Company of Winterthur, Switzerland ("Winterthur"). Loews has been pursuing the lawsuit referred to in

Amendment No. 7 including an application for a preliminary injunction against interference by Winterthur with the proposed Loews tender offer through open market purchases which Loews has contended could block Loews's ability to make its proposed offer. Loews has not yet received any of the requisite approvals. Hearings before the Illinois Department of Insurance were held on June 6 and 7, 1974 and are scheduled to continue on June 27 and 28, 1974. CNA has participated in the hearings before the Illinois Department of Insurance and has taken other actions which Loews believes are for the purpose of blocking Loews proposed tender offer. Loews cannot now predict the outcome of the several proceedings and other matters, such as purchases of CNA shares by Winterthur, affecting Loews proposed tender offer.

  [Amendment No. 9] On July 10, 1974 the Insurance Department of the State of Connecticut issued the Order annexed hereto as Exhibit 1 in connection with Loews's proposed tender offer.

  On July 11, 1974 the United States District Court for the Northern District of Illinois, Eastern Division, ruled from the bench on Loews's application for the preliminary injunction referred to in Amendment No. 8. The transcript of the proceedings before such court on such date is annexed hereto as Exhibit 2.

  [Amendment No. 10] The Issuer, in Amendment No. 4 to its Schedule 14D, reported that it had filed with the Securities and Exchange Commission an application "for a declaratory order of the Commission with respect to whether Loews and/or its subsidiaries, Loew's Theatres, Inc. and Lawton General Corp., are unregistered investment companies for purposes of the Investment Company Act of 1940 and, thus, as to whether Issuer is an affiliated person of an unregistered investment company, and whether the acquisition of control of Issuer by Loews, other than pursuant to an order of the Commission under Section 6(c) of the 1940 Act, would violate the provisions of the 1940 Act." A copy of such application was annexed to such Amendment No. 4.

  Loews believes that the filing of such application is part of a continuing effort by the Issuer to block Loews's proposed tender offer. Loews further believes that the Issuer lacks standing to raise such questions, that there is no jurisdiction for the proceedings sought by the Issuer and that there is no basis in law or fact for the contention that Loews and/or its subsidiaries are investment companies within the meaning of the 1940 Act. Loews is unable to predict what effect the filing of such application will have on Loews's ability to make its proposed tender offer.

  [Amendment No. 11] On July 30, 1974 the Director of Insurance of the State of Illinois issued an Order approving the application of Loews to acquire control of the Issuer, subject to certain conditions. A copy of the Order and attached Findings of Fact, Conclusions of Law and Recommendations made by the Hearing Officer are attached as Exhibit A.

  Loews, on July 31, 1974, issued the statement attached hereto as Exhibit B, relating to the Order of the Director of Insurance of the State of Illinois.

  [Amendment No. 12] On August 2, 1974 the Insurance Commissioner of the State of California issued his consent approving the application of Loews to acquire control of the Issuer. A copy of the consent of the Insurance Commissioner of the State of California is attached hereto as Exhibit A.

  [Amendment No. 13] On August 12, 1974 a hearing was held in Tallahassee, Florida, on Loews's application to the Florida Department of Insurance to acquire control of CNA. At such hearing, counsel for CNA stated in substance that CNA was neither opposing nor favoring such application and requested a speedy determination of such application. No formal determination has been made as of the date hereof with respect to such application. On August 12, 1974 Loews agreed to a request by CNA for a meeting between Loews's management and a committee of the Board of Directors of CNA. There are no preconditions to such meeting, which is scheduled for August 14, 1974.

  Loews cannot predict whether the foregoing will have any effect on Loews's proposed tender offer or on the remaining regulatory proceedings pending in connection therewith.

  [Amendment No. 14] On August 13, 1974 the Director of Insurance of the State of Illinois accepted the Agreement of Loews attached hereto as Exhibit A, and subscribed the same as fulfilling the express conditions of his Order dated July 30, 1974 approving the application of Loews to acquire control of the Issuer.

  On August 14, 1974 the Chairman of the Board and the Senior Vice President of Loews met with a committee of the Board of Directors of the Issuer, pursuant to the request of the issuer previously reported by Loews in Amendment No. 13. The meeting between Loews's management and the committee of the Board of Directors of the Issuer resulted in no understandings or agreements relating to Loews's proposed tender offer and there are no arrangements for further meetings.

  [Amendment No. 15] On August 21, 1974, Loews agreed to a request by CNA for a meeting on August 29, 1974 between Loews's management and members of a Committee of the Board of Directors of CNA. There are no pre-conditions to such meeting.

  Loews cannot predict whether the foregoing will have any effect on Loews's proposed tender offer, or on the remaining regulatory proceedings pending in connection therewith.

  [Amendment No. 16] On August 23, 1974 Loews issued the statement attached hereto as Exhibit A with respect to its proposed tender offer for CNA.

  [Amendment No. 17] On August 26, 1974 Loews received an Order of the Insurance Commissioner of the State of Florida, a copy of which is annexed hereto as Exhibit A, approving the application of Loews to acquire control of CNA. On August 26, 1974 Loews issued the statement annexed hereto as Exhibit B with respect to said Order.

  On August 20, 1974 the United States District Court for the Northern District of Illinois, Eastern Division, issued Findings of Fact, Conclusions of Law and an Order relating to Loews's application for the preliminary injunction referred to in Amendments Nos. 8 and 9. A copy of such Findings of Fact, Conclusions of Law and Order is annexed hereto as Exhibit C. Accident and Casualty Insurance Company of Winterthur, Switzerland ("Winterthur") and Hans Braunschweiler have made a motion to the Court for an Order vacating such portions of the Order dated August 20, 1974 as enjoin Winterthur from acquiring any shares of CNA stock other than in open-market purchases until further order of the Court, to be effective upon the filing by Winterthur of an amendment to its Schedule 13D relating to CNA. Loews has opposed vacation of those portions of the Order. A decision by the Court with respect to the Winterthur motion is expected to be rendered on August 28, 1974.

  [Amendment No. 18] On August 29, 1974 Loews issued the statement annexed hereto as Exhibit A with respect to a meeting between management of Loews and members of a special committee of the Board of Directors of CNA held on August 29, 1974.

  [Amendment No. 19] On August 30, 1974 Loews received approval from the New York Insurance Department for acquisition by it of control of CNA. A copy of the letter of the New York Insurance Department relating thereto is annexed hereto as Exhibit A. On September 3, 1974 Loews issued the statement annexed hereto as Exhibit B with respect to said approval.

  [Amendment No. 20] On September 12, 1974 Loews received the letters dated September 9, 1974, attached hereto as Exhibit A, of the Department of Insurance of the State of Pennsylvania. On September 12, 1974 Loews forwarded to the Pennsylvania Department of Insurance the letter, of the same date, attached hereto as Exhibit B.

  At the request of CNA, a meeting has been arranged for September 16, 1974 between officers and directors of Loews and of CNA. As previously reported, two prior meetings between Loews and CNA have not resulted in any understanding, and there are no "negotiations" in progress. Loews cannot predict whether the meeting arranged for September 16, 1974 will have any effect on Loews's proposed tender offer or on the remaining regulatory proceedings pending in connection therewith.

  [Amendment No. 21] On September 13, 1974 Loews advised the directors of CNA of cancellation by Loews of the meeting to be held on September 16, 1974 between officers and directors of Loews and CNA, because Loews believes that no useful purpose would be served by such meeting at this time, in that actions have been taken by management of CNA for apparent purpose of delaying the proposed Loews offer to the shareholders of CNA.

  [Amendment No. 22] As previously reported by Loews, the Pennsylvania Insurance Commissioner (the "Commissioner") advised Loews, by letter dated September 9, 1974, that he had extended to September 16, 1974 the period after which the record relating to Loews's application for control of the Issuer would be closed, and during which he extended to the Issuer the right to submit information or requests.

  On September 19, 1974 counsel for Loews was informed orally that the Commissioner, at the request of the Issuer, had extended the aforesaid period from September 16 through September 20, 1974, and that the Issuer had arranged a conference with the Commissioner for September 24, 1974. Loews was informed that it would be accorded the privilege of attending the conference between the Issuer and the Commissioner. Loews intends to attend such conference.

  Loews cannot predict when its proposed tender offer will be approved in Pennsylvania and what effect the foregoing will have on its proposed offer.

  [Amendment No. 23] On September 20, 1974 Loews received the letter of the Senior Vice President and General Counsel of the Issuer annexed hereto as Exhibit A.

  At a meeting held, at the request of the Issuer, on September 24, 1974, and attended by the Pennsylvania Commissioner of Insurance, representatives of the Commissioner's staff and representatives of Loews, the Issuer stated that it did not believe that Loews's application to acquire additional shares of the Issuer, now pending in Pennsylvania, could be granted because the application did not meet requisites of Pennsylvania law. Counsel for Loews has advised it that the application meets the requisites of Pennsylvania law. The Issuer also suggested proposed conditions in the event an approving determination is made. Loews has advised the Pennsylvania Department of Insurance that the proposed conditions are neither necessary nor appropriate.

  On September 26, 1974, Loews received the letter annexed hereto as Exhibit B from the Division of Investment Management Regulation of the Securities and Exchange Commission stating that the Commission has determined not to entertain the application of the Issuer for a declaratory order on Loews's status under the Investment Company Act of 1940, which determination does not reflect any conclusion by the Commission or its staff with respect to the status of Loews under said Act.

  [Amendment No. 24] On October 16, 1974 counsel for Loews received a copy of the letter annexed hereto as Exhibit A, forwarded to the Pennsylvania Insurance Department by counsel to the Issuer. On October 16, 1974 counsel for Loews forwarded to the Pennsylvania Insurance Department the letter annexed hereto as Exhibit B.

  On October 17, 1974 Loews was advised by the Pennsylvania Insurance Department that a hearing on its application to acquire control of the Issuer would be held by that Department no later than October 22, 1974, and Loews was furnished with a copy of the letter relating thereto annexed hereto as Exhibit C. On October 18, 1974 Loews issued the statement relating thereto annexed hereto as Exhibit D.

  [Amendment No. 25] On October 30, 1974 Loews issued the statement annexed hereto as Exhibit A with respect to the status of its proposed tender offer for control of the Issuer; a meeting held October 29, 1974 between management of Loews and its counsel and management of the Issuer, a special committee of the Issuer's directors and the Issuer's counsel and outside auditors; and approval by the Pennsylvania Insurance Department of the application by Loews to control the Issuer, as originally proposed. A copy of the Order and Determination of the Pennsylvania Insurance Commissioner approving the Loews application to acquire additional shares of the Issuer is annexed hereto as Exhibit B.

  [Amendment No. 26] On November 4, 1974, Loews and CNA jointly issued the release attached hereto as Exhibit A.

  [Amendment No. 27] On November 8, 1974 Loews issued the release attached hereto as Exhibit A.

  [Amendment No. 28] The purpose of the Offer is to acquire a majority or more of the Stock of CNA, which will give Loews control of CNA. Loews does not presently intend to liquidate CNA, to sell its assets or to merge it with any other company. Loews does intend to seek the changes in CNA's business and management discussed below. Loews has been advised by CNA that management of CNA has under preliminary consideration material changes in CNA's business. Except as set forth below, Loews has made no determinations with respect thereto. If Loews acquires control of CNA, Loews intends to review with CNA's management CNA's business and management and make such changes as may be in the best interests of CNA's business. If Loews acquires a majority of the Stock, Loews would have the ability to elect all of the directors of CNA, at least one third of whom must be independent of Loews by reason of the agreements referred to below. In any action Loews takes with respect to the Board of Directors or management of CNA, Loews will be guided by what it believes to be the best interest of CNA and all of CNA's stockholders. Loews believes certain acquisitions made by CNA were in retrospect ill-advised and that the business of CNA should be concentrated in the insurance and finance areas, but Loews has not made any determinations in this respect.

  As set forth in response to Item 6 below, Loews has obtained the kinds of information necessary to formulate intentions as to the future business of CNA only since October 29, 1974. As also set forth below, however, Loews presently believes and intends that CNA should concentrate on its basic insurance and finances businesses. Accordingly, Loews believes that CNA's wholly-owned General Finance Company ("General Finance") subsidiary should continue as a subsidiary of CNA. In view of Loews's belief that CNA should concentrate on its basic insurance and finance businesses, it is possible that Loews may in the future determine that CNA's other businesses should be disposed of. As of the date hereof, Loews has made no determinations in this regard.

  While Loews has had several discussions with senior executives of CNA as to feasibility of specific actions with respect to CNA's business, Loews has not formulated any specific intentions at this time. CNA has advised Loews that it has considered transferring ownership of Continental Assurance Company ("Assurance") to Continental Casualty Company (together with its subsidiaries referred to as "Casualty") to increase Casualty's surplus. Loews understands that such action would raise certain questions of practicability which have not yet been fully explored or answered. Based on what it now understands, while Loews has no present intention to effectuate such transfer, Loews recognizes that it could in the future be a necessary or desirable action. Loews does not have sufficient information about the patient care subsidiaries of CNA presently to form an intention with respect to them. Loews is aware of the management dispute and litigation affecting Healthco, Inc., a 45% owned subsidiary of CNA engaged in the dental and medical supply field, and Loews intends to explore whether such dispute and litigation can be settled on a basis satisfactory to CNA and Healthco.

  Loews believes that the major business problem faced by CNA is to improve the operations and financial condition of Casualty. In order to accomplish this Loews believes that it may be necessary to increase substantially the capital of Casualty. At the present time, the only likely sources of such additional capital are the transfer of assets of CNA, such as Assurance, to Casualty or the direct provision of money by CNA to Casualty. Loews believes that the only practicable sources of funds for such a direct capital infusion by CNA are the sale of assets or provision of funds or credit by Loews.

  If Loews determines to provide additional funds or credit to CNA the terms may be less favorable or more favorable to CNA than the terms of the purchase of the New Preferred Stock described in response to Item 6. In view of the current financial condition and operations of CNA it should be expected that the terms would be less favorable and that the interests of the stockholders other than Loews might be substantially diluted. See below with respect to the agreement by Loews that for the next five years the terms on which Loews provides additional capital to CNA must be approved by a majority of the independent directors of CNA.

  Based on its present knowledge of CNA, Loews believes that a primary and essential need is to strengthen CNA's management. Loews believes that present management, as a whole, has not been successful. Based on its discussions with the senior executives of CNA, Loews believes that many of them are competent and should remain in the employ of CNA. Loews has not yet had the opportunity to make specific determinations in this area and recognizes that further study and consideration is necessary. CNA is presently seeking a senior executive to manage its insurance operations. Loews believes that this is one of the most important immediate tasks facing CNA and intends that CNA accomplish it as soon as possible. Loews does not have any understanding with any of the officers or directors of CNA with respect to employment or with respect to the tender of their shares.

  Loews has applied to the Foreign Investment Review Agency of Canada for approval to acquire control of CNA's Canadian subsidiaries through acquisition of control of CNA. In the event Loews acquires control of CNA and such approval is not granted, Loews has advised the Foreign Investment Review Agency that it would agree to divest itself of control of the CNA Canadian subsidiaries at the earliest practicable dates mutually agreeable to Loews and that Agency. CNA has advised Loews that at September 30, 1974 its Canadian subsidiaries had an aggregate net worth of approximately $25,000,000 (excluding the interest of parties not affiliated with CNA) and that for the nine months then ended such subsidiaries had an aggregate net profit of approximately $1,000,000 (excluding the interest of parties not affiliated with CNA). CNA is engaged, through wholly-owned subsidiaries, in the management of investment companies registered under the Investment Company Act of 1940 and in providing other investment advisory services. If Loews acquires control of CNA pursuant to the Offer, the investment advisory agreements of the CNA subsidiaries would terminate and unless and until new agreements are approved, which in the case of the investment companies requires approval of their shareholders, CNA will not have the income from such investment management and advisory activities. Loews has been informed by CNA that CNA has communications subsidiaries that are subject to regulation under the Federal Communications Act, a subsidiary which is a small business investment company subject to regulation under the Small Business Investment Act and a subsidiary which operates patient care facilities in several states and is subject to various state licensing regulations. The acquisition of control by Loews of these businesses through the acquisition of control of CNA could require various agency approvals. While Loews intends to seek any approvals it considers necessary, Loews does not intend to defer the purchase of shares of Stock pursuant to the Offer pending receipt thereof.
There is no assurance that such approvals will be obtained in the event Loews acquires control of CNA, and failure to obtain such approvals might result in

CNA being required to divest itself of such businesses or in the suspension of the right to conduct such businesses. Furthermore, the failure to obtain any such approvals prior to the Offer may adversely affect Loews's ability to obtain them in the future. CNA has advised Loews that such investment management and advisory activities, communications subsidiaries, small business investment subsidiary and patient care facilities were in the aggregate not profitable for the nine months ended September 30, 1974 and that their aggregate net worth at that date was not material. Loews does not have sufficient information to determine whether CNA might be adversely affected, other than as set forth herein, if Loews acquires additional shares of Stock or control of CNA; however, there can be no assurance that there may not be other adverse effects incurred by CNA.

  In certain areas of the United States, the CNA subsidiaries engaged in real estate development and related activities compete to some extent with Loews's joint venture activities in the same fields. Loews believes that such competition is not substantial and would not result in any material conflicts of interest if Loews should acquire control of CNA.

  The insurance company subsidiaries of CNA are subject to regulation and supervision in each jurisdiction in which they do business. Generally, such regulation is by state insurance commissioners who have broad administrative powers with respect to licensing of insurers and their agents, the nature and limitations on investments, approval of policy forms, reserve requirements and trade practices. Insurance holding company laws of several states grant additional powers to state insurance commissioners to regulate the acquisition of domestic insurance companies, to require registration of companies and periodic disclosure of information and to regulate transactions with affiliates. Loews has received approval from the insurance departments of Illinois, California, Florida, New York and Pennsylvania to acquire control of CNA or, through such acquisition, of CNA's insurance company subsidiaries, and has received an exemption from the Connecticut Insurance Department. Loews believes that no other insurance department approvals or exemptions are necessary. In connection with obtaining certain of such approvals, Loews and Laurence A. Tisch and Preston R. Tisch agreed that they would not permit CNA or any of its subsidiaries to enter into certain transactions with Loews or its affiliates, and that, after Loews acquired 50% or more of the voting stock of CNA, (a) Loews would cause at least one-third of CNA's directors to be persons who were independent of Loews and its affiliates, and (b) Loews and certain of its affiliates would within three years reduce the aggregate beneficial ownership of Loews and such affiliates of voting securities in Reliance Group, Inc. (an insurance holding company which is in competition with CNA) to less than 1% of the outstanding voting securities of Reliance Group, Inc. Loews further agreed that for a period of five years after Loews acquires more than 50% of the voting securities of CNA, Loews will not cause or permit CNA to pay any dividend unless such dividend shall have been approved by a majority of the directors of CNA including a majority of the directors who are not affiliated with Loews and that, for such five year period, if CNA requires additional capital and Loews determines to provide such additional capital, the terms on which such additional capital shall be provided to CNA by Loews shall be approved by a majority of the directors of CNA including a majority of the directors who are not affiliated with Loews. The purchase by Loews of the New Preferred Stock, described in response to Item 6 below, complies with such condition. Loews also agreed to remove any officer or director who is found to be unacceptable by the New York State Department of Insurance and that for a period of two years no dividend would be declared or paid by Transcontinental Insurance Company, a New York insurance company subsidiary of CNA, without the prior approval of the Superintendent of Insurance of New York.

  Accident and Casualty Insurance Company of Winterthur, Switzerland ("Winterthur") has, according to reports filed by it pursuant to Section 13(d) of the Securities Exchange Act of 1934, received regulatory approval or exemptions from all of the state insurance departments which it deems necessary to purchase additional shares of Stock "through open market purchases, block purchases, private purchases off the market, or otherwise, as shall be deemed to be in the best interests of Winterthur and depending upon market conditions and other factors," Winterthur, which according to such reports owned beneficially on June 4, 1974 2,529,328 shares of Common Stock and 530,013 shares of Preferred Stock, has also previously stated in such reports that "it has no present intention of increasing its holdings above 20% of the outstanding voting stock of CNA or acquiring control of CNA." On May 22, 1974, Loews filed suit in the United States District Court for the Northern District of Illinois against Winterthur, Dr. Hans Braunschweiler, Chairman of the Board and principal executive officer of Winterthur and a director of CNA, and Elmer L. Nicholson, Chairman of the Board and President of CNA, alleging, among other things, violations of the federal securities laws. See Exhibit 2 filed with Amendment No. 7 hereto. On August 20, 1974, the District Court, on Loews's motion for a preliminary injunction, enjoined Winterthur from purchasing any additional shares of Stock or voting any shares of Stock acquired by Winterthur subsequent to March 11, 1974 until further order of the District Court. See Exhibit 2 filed with Amendment No. 9 hereto and Exhibit C filed with Amendment No. 17 hereto. The District Court's decision is being appealed by Winterthur. Loews did not seek preliminary relief against Mr. Nicholson, and the District Court found that the evidence presented on the motion for a preliminary injunction did not prove Mr. Nicholson acted in concert with Winterthur or Dr. Braunschweiler. In September 1974, Winterthur announced that it had decided not to purchase any more shares of Stock. Loews is considering consulting with Winterthur and the other defendants as to a dismissal of the lawsuit. Loews understands that CNA and Winterthur have for many years done substantial reciprocal reinsurance business with each other and have had other business relations. Loews hopes that to the extent such relationships are beneficial to CNA they will continue, but Loews cannot predict the effect of Loews obtaining control of CNA on such relationships.

  On July 18, 1974, CNA filed with the Securities and Exchange Commission ("Commission") an application for a declaratory order as to whether Loews and/or certain of its subsidiaries are investment companies for purposes of the Investment Company Act of 1940 (the "1940 Act"). Loews was advised by its counsel that in their opinion neither Loews nor such subsidiaries are investment companies within the meaning of the 1940 Act, and Loews so advised the Commission. On September 20, 1974, the Commission, without passing on the question of Loews's status under the 1940 Act, declined to order the institution of the proceedings requested by CNA. The staff of the Commission conducted an investigation of Loews, Winterthur and CNA in connection with the Offer. On September 6, 1974, Loews was advised by the staff that the investigation was terminated. Such advice does not constitute assurance that no action against any of the parties, including Loews, may ultimately result from the investigation.

  The staff of the Commission has raised a question with Loews as to whether, given the particular circumstances of recent disclosure by CNA, the Offer provides all information desirable under such circumstances or whether the format should be changed to one substantially similar to a prospectus that would be used for an exchange offer registered under the Securities Act of 1933.
Loews believes that the Offer complies with the federal securities laws. Loews believes that it would be adverse to Loews and CNA if the Offer were to be delayed for the time necessary for the preparation of a document similar to an exchange offer prospectus. Loews cannot predict what action, if any, might be recommended by the staff of the Commission. While Loews has not made any decision with respect thereto, it should be recognized that any such action taken or threatened could result in Loews electing to terminate the Offer as provided in paragraph 11 of the Offer to Purchase annexed hereto as Exhibit 1.

  Based on a preliminary review of the businesses of Loews and CNA, Loews believes that acquisition by it of Stock pursuant to the Offer will not violate the federal antitrust laws. The Offer has not been submitted for review by the Antitrust Division of the Department of Justice or the Federal Trade Commission. There can be no assurance that no challenge to the Offer on antitrust grounds will be made.

  For additional information, see Item 6 (to this Amendment No. 28).

  [Amendment No. 29] On November 15, 1974 Loews issued the press release attached hereto as Exhibit A.

  [Amendment No. 30] On November 27, 1974 Loews issued the press release attached hereto as Exhibit A.

  [Amendment No. 31] On November 29, 1974 Loews issued the press release attached hereto as Exhibit A.

  [Amendment No. 32] On December 11, 1974 Elmer L. Nicholson resigned as Chairman of the Board, President and a Director of CNA and as an officer and director of all of its subsidiaries. On December 11, 1974 Laurence A. Tisch, Chairman of the Board of Loews, became Chairman of the Board of CNA. The following additional officers of CNA have resigned as officers and/or directors of CNA and its subsidiaries: A. Scott Bushey, David J. Christensen, Eugene Miller, Jacques W. Sammet and Harold E. Sorter.

  Loews has agreed to dismiss the lawsuit brought by it on May 22, 1974 in the United States District Court for the Northern District of Illinois against Accident and Casualty Insurance Company of Winterthur, Switzerland ("Winterthur"), Dr. Hans Braunschweiler and Elmer L. Nicholson. Winterthur has agreed to dismiss its appeal from the preliminary injunction entered in such lawsuit.

  [Amendment No. 33] On August 1, 1979, Loews issued the press release attached hereto as Exhibit A.

  [Amendment No. 34] On August 8, 1979, Loews issued the press release attached hereto as Exhibit A.

  [Amendment No. 36] Loews purpose in converting the shares of $.80 Cumulative Convertible Series C Preferred Stock (the "Series C Preferred Stock") and $11.85 Cumulative Convertible Series D Junior Preferred Stock (the "Series D Preferred Stock") of CNA described in Item 5 below was to increase Loews ownership of the outstanding voting securities of CNA from approximately 78.7% to approximately 82.4% and thereby effect the consolidation of the results of operations of CNA with those of Loews for tax purposes beginning in 1980.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  [Original filing] (a) Loews owns indirectly a total of 1,604,300 shares of the Common Stock of the Issuer and a total of 180,100 shares of the Issuer's Series A Preferred Stock. An aggregate of 588,600 of such shares of Common stock were purchased during the past sixty days in transactions on the New York, Midwest and PBW stock exchanges, on various dates between December 26, 1973 and the date hereof, at prices ranging from $7.75 to $9.00 per share.

  All of the shares acquired by Loews were and are owned by Lawton General Corp. ("Lawton"), a wholly owned second-tier subsidiary of Loews. Lawton's offices are located at 666 Fifth Avenue, New York, New York. Information relating to Lawton is contained in Appendix B attached hereto.

  A total of 8,000 shares of Common Stock are held by the trust under the Loews Supplemental Employees' Savings Plan and a total of 4,000 shares of Common Stock are held by the trust under the Loews Employees' Retirement Plan. Loews disclaims any partnership, syndicate or other group relationship with such trusts in connection with the purchase of any of the securities referred to herein. James Bruce, a director of Loews, is the trustee and a beneficiary of a trust which holds 200 shares of Common Stock of the Issuer. To the best of

Loews's knowledge, no officer, director or affiliated person of Loews otherwise owns any securities of the Issuer.

  [Amendment No. 1] Lawton General Corp., a wholly owned second-tier subsidiary of Loews, purchased in the over-the-counter market an aggregate of 362,000 shares of Common Stock of the Issuer at a negotiated net purchase price of $2,950,300 on March 4, 1974.

  [Amendment No. 2] Lawton General Corp., a wholly owned second-tier subsidiary of Loews, in addition to purchases previously reported, purchased an aggregate of 144,000 shares of Common Stock of the Issuer on the New York Stock Exchange, the PBW Stock Exchange and in the over-the-counter market between February 21 and April 17, 1974, at prices ranging from $8.125 to $10 per share.

  [Amendment No. 28] The minor son of Lester Pollack, Senior Vice President of Loews, owns five shares of Common Stock, and James Bruce, a director of Loews, is the trustee and a beneficiary of a trust which holds 200 shares of Preferred Stock. See response to Item 6 below.

  [Amendment No. 35] On September 4, 1979, the Purchaser gave notice to The First National Bank of Chicago, the Depositary, to purchase all shares of Common Stock and Series A Preferred Stock tendered pursuant to the tender offer. Based on the most recent count, on September 13, 1979 the Depositary informed the Purchaser that 8,126,589 shares of Common Stock and 2,238,756 shares of Series A Preferred Stock were tendered. Of such shares, certificates for 351,326 shares of Common Stock and 132,367 shares of Series A Preferred Stock had not yet been received by the Depositary. Assuming the purchase of 8,126,589 shares of Common Stock and 2,238,756 shares of Series A Preferred Stock, the Purchaser would own, at the date hereof, 28,016,320 shares of Common Stock (approximately 81.2% of the 34,482,010 shares of Common Stock outstanding at September 13, 1979) and 4,649,928 shares of Series A Preferred Stock (approximately 57.3% of the 8,111,441 shares of Series A Preferred Stock outstanding at September 13, 1979).

  [Amendment No. 36] On November 30, 1979 the First National Bank of Chicago, the Depositary, advised Loews that the final count of the number of shares tendered and purchased pursuant to Loews Tender Offer dated August 10, 1979 to purchase Common Stock and Series A Preferred Stock was 8,094,472 shares of Common Stock and 2,226,613 shares of Series A Preferred Stock.

  On November 21 and November 23 Loews purchased in open market transactions on the New York Stock Exchange 19,800 shares and 9,000 shares, respectively, of Series A Preferred Stock at a purchase price of $18 per share.

  On January 3, 1980 Loews converted all of the Series C Preferred Stock and Series D Preferred Stock owned by it into an aggregate of 13,888,889 shares of Common Stock pursuant to CNA's Certificate of Incorporation.

  Loews is the beneficial owner of 41,873,092 shares of Common Stock, representing approximately 86.5%, of the total number of shares of Common Stock outstanding on January 3, 1980 and 4,666,585 shares of Series A Preferred Stock, representing approximately 57.5% of the total number of shares of Series A Preferred Stock outstanding on January 3, 1980. Assuming the conversion of the Series A Preferred Stock beneficially owned by Loews, Loews would be the beneficial owner of an aggregate of 47,706,323 shares of Common Stock, representing approximately 88% of the total number of shares of Common Stock outstanding on January 3, 1980 after giving effect to such conversion. The shares of Common Stock and Series A Preferred Stock presently owned by Loews constitute approximately 82.4% of the outstanding voting securities of CNA.

  Except as set forth above in this Item 5 and as set forth in Item 6 of Loews
Schedule 14D-1 dated August 10, 1979, neither Loews, nor to the best knowledge of Loews any of its executive officers or directors, beneficially owns any shares of Common Stock or Series A Preferred Stock.

  Loews has the sole power to vote and the sole power to dispose of the shares of Common Stock and Series A Preferred Stock beneficially owned by it.

  No person other than Loews has the right to receive or the power to direct the receipt of the dividends from, or the profits from the sale of, the shares of Common Stock and Series A Preferred Stock beneficially owned by it.

  [Amendment No. 37] Since November 1979, Loews has purchased the following shares of Series A Preferred Stock. Except as noted below, all such purchases were made on the New York Stock Exchange.

                                                            Purchase Price
 Date                      Number of Shares                    Per Share
 ----                      ----------------                 --------------

3/10/80                       200,000*                           $19.00
3/10/80                        50,000                            $19.50
4/10/80                        25,000                            $16.75

- -----------
* These shares were purchased in a private transaction.

  Loews is the beneficial owner of 41,873,092 shares of Common Stock, representing approximately 86.4% of the total number of shares of Common Stock outstanding on April 30, 1980 and 4,941,585 shares of Series A Preferred Stock, representing approximately 61% of the total number of shares of Series A Preferred Stock outstanding on April 30, 1980. Assuming the conversion of the Series A Preferred Stock beneficially owned by Loews, Loews would be the beneficial owner of an aggregate of 48,050,073 shares of Common Stock, representing approximately 87.9% of the total number of shares of Common Stock outstanding on April 30, 1980 after giving effect to such conversion. The shares of common Stock and Series A Preferred Stock presently owned by Loews constitute approximately 82.8% of the outstanding voting securities of CNA.

  [Amendment No. 38] Since April 10, 1980 through May 31, 1980, Loews has purchased the following additional shares of Common Stock and Series A Preferred Stock on the New York Stock Exchange.

                                        Number             Purchase Price
 Date          Class of Share          of Shares              Per Share
 ----          --------------          ---------           --------------

5/19/80        Common                     26,900               $16.25
5/19/80        Series A Preferred        195,000                20.00
5/28/80        Common                        400                15.75
5/28/80        Series A Preferred          9,700                20.00

  Loews is the beneficial owner of 41,900,392 shares of Common Stock, representing approximately 86.5% of the total number of shares of Common Stock outstanding on May 31, 1980 and 5,146,285 shares of Series A Preferred Stock, representing approximately 63.6% of the total number of shares of Series A Preferred Stock outstanding on such date. Assuming the conversion of the Series A Preferred Stock beneficially owned by Loews, Loews would be the beneficial owner of an aggregate of 48,333,248 shares of Common Stock, representing approximately 88% of the total number of shares of Common Stock outstanding on May 31, 1980 after giving effect to such conversion. The shares of Common Stock and Series A Preferred Stock presently owned by Loews constitute approximately 83.2% of the outstanding voting securities of CNA.

  [Amendment No. 39] Since June 1, 1980 through September 28, 1982, Loews has purchased the following additional shares of Common Stock and Series A Preferred Stock on the New York Stock Exchange.

                                        Number            Purchase Price
 Date          Class of Share          of Shares             Per Share
 ----          --------------          ---------          --------------

6/02/80        Common                      1,000               $15.625
6/03/80          "                        10,600                16.00
6/10/80          "                           600                15.75
6/16/80        Series A Preferred         15,000                20.00
6/17/80        Common                     11,600                16.00
6/17/80          "                       185,000                15.625
7/30/80          "                         8,400                16.125
8/01/80          "                         6,000                16.00
8/26/80          "                        18,900                16.50
9/15/80          "                        18,500                16.625
9/16/80          "                        30,000                17.00
9/24/80        Series A Preferred         19,000*               21.25
9/26/80        Common                     14,900                16.25
9/30/80        Common                     24,000*               16.25
10/9/80          "                        26,700                19.00
1/08/81          "                       115,900                16.50
1/26/81          "                         7,900                14.625
9/16/81        Series A Preferred         79,600                15.75
5/11/82          "    "     "             58,200                17.375
5/27/82        Common                     26,800                12.50
5/27/82          "                         7,700***             12.625
6/02/82          "                        20,000***             12.25
6/17/82          "                        24,900                10.50
6/22/82        Series A Preferred          5,000                14.00
9/24/82        Common                  1,190,500**              14.75
9/27/82        Series A Preferred        174,100                18.625

- -----------
*   Midwest Stock Exchange
**  Pacific Stock Exchange
*** Over-the-Counter

  Loews is the beneficial owner of 43,650,292 shares of Common Stock, representing approximately 89.5% of the total number of shares of Common Stock presently outstanding and of 5,497,185 shares of Series A Preferred Stock, representing approximately 69.4% of the total number of shares of Series A Preferred Stock presently outstanding. Assuming the conversion of the Series A Preferred Stock beneficially owned by Loews, Loews would be the beneficial owner of an aggregate of 50,521,773 shares of Common Stock, representing approximately 90.8% of the total number of shares of Common Stock outstanding after giving effect to such conversion. The shares of Common Stock and Series A Preferred Stock presently owned by Loews constitute approximately 86.7% of the presently outstanding voting securities of CNA.

  [Amendment No. 40] On November 23, 1982 Loews purchased 43,200 additional shares of Series A Preferred Stock at a price of $20.75 per share, in an over-the-counter transaction, and on December 27, 1982 Loews purchased 15,000 additional shares of Series A Preferred Stock at a price of $21.25 per share, on the New York Stock Exchange, increasing the number of shares of Series A Preferred Stock beneficially owned by Loews to 5,555,385 shares.

  In December 1982, Loews transferred all of the Common Stock and Series A Preferred Stock owned by it to a newly incorporated, wholly-owned Delaware subsidiary, CNA Holdings, Inc. ("Holdings"). Thereafter, on December 29, 1982, Loews transferred 490 shares of Holdings Common Stock, representing 49% of the outstanding voting securities of Holdings, to Loew's Theatres, Inc., a New York corporation ("LTI") in connection with the satisfaction of approximately $424,000,000 of intercompany indebtedness owed by it to LTI. LTI is a wholly-owned subsidiary of Loews. Accordingly, Holdings and LTI may be deemed to be the beneficial owners of all and 49%, respectively, of the Common Stock and Series A Preferred Stock beneficially owned by Loews. Each individual who serves as a director or executive officer of Holdings and LTI also serves as a director or executive officer of Loews.

  [Amendment No. 41] On August 8, 1983 Loews purchased 65,000 shares of Common Stock at $20.25 per share in a transaction effected on the New York Stock Exchange.

  On December 29, 1983, Loews converted all of the 5,555,385 shares of Series A Preferred Stock owned by it into 6,944,231 shares of Common Stock, in accordance with CNA's Certificate of Incorporation. As a result of such conversion, Loews no longer owns any shares of Series A Preferred Stock and this Schedule 13D will no longer relate to Series A Preferred Stock. The conversion of Series A Preferred Stock was effected in connection with the redemption by CNA of all of the issued and outstanding shares of Series A Preferred Stock, at a redemption price of $26.27 per share, on December 29, 1983.

  As a result of the foregoing, Loews is the beneficial owner of 50,659,523 shares of Common Stock, representing approximately 88.2% of the total number of shares of Common Stock outstanding on December 31, 1983. All such shares of Common Stock beneficially owned by Loews are held by CNA Holdings, Inc., a wholly-owned subsidiary of Loews. On December 29, 1983 Loew's Theatres, Inc., a wholly-owned subsidiary of Loews, transferred by way of dividend in kind, its holding of 49% of the outstanding voting securities of CNA Holdings, Inc. to Loews. Accordingly, Loews owns directly all of the outstanding voting securities of CNA Holdings, Inc.

  [Amendment No. 42] Loews is the beneficial owner of 51,303,123 shares of Common Stock, representing approximately 89.2% of the total number of shares of Common Stock outstanding. All such shares of Common Stock beneficially owned by Loews are held by CNA Holdings, Inc., a wholly-owned subsidiary of Loews.

  On December 12, 1984, Loews purchased 607,000 shares of Common Stock in a privately negotiated transaction at a purchase price of $29 per share.

  [Amendment No. 43] Loews is the beneficial owner of 51,303,160 shares of Common Stock. During 1987, CNA has purchased approximately 1,458,000 shares of its Common Stock. As a result of these purchases by CNA and public offerings of Common Stock by CNA since the filing of the last amendment to this Schedule 13D, these shares of Common Stock owned by Loews now constitute approximately 81.9% of the total number of shares of Common Stock outstanding. All such shares are held directly by Loews.

  [Amendment No. 44] Since the filing of Amendment No. 43 to this Schedule 13D, through April 30, 1989 CNA has purchased approximately 817,600 shares of its Common Stock. As a result of these purchases by CNA, the 51,303,160 shares of Common Stock beneficially owned by Loews now constitute approximately 82.96% of the total number of shares of Common Stock outstanding.

  [Amendment No. 45] Since the filing of Amendment No. 44 to this Schedule 13D through September 13, 1994, Loews has purchased an aggregate of 626,200 shares of the Common Stock of CNA. As a result of these purchases, Loews owns beneficially and of record an aggregate of 51,929,360 shares of such Common Stock, which constitutes approximately 84.03% of the total number of shares outstanding.

  The table set forth below contains information regarding purchases of Common Stock in the past 60 days. All such purchases were effected on the New York Stock Exchange.

                           Number of Shares
 Date                         Purchased                   Price Per Share
 ----                      ----------------               ---------------

8/17/94                          3,000                        $61.50
8/18/94                         47,500                         60.842
8/19/94                            400                         61.00
8/22/94                            200                         60.875
8/22/94                          3,800                         61.125
8/23/94                            100                         61.125
8/23/94                            300                         61.50
8/24/94                          1,000                         61.50
8/25/94                          1,900                         61.00
8/25/94                         10,000                         61.125
8/25/94                          1,000                         61.25
8/25/94                            200                         61.50
8/26/94                        180,500                         61.00
8/26/94                         25,000                         61.125
8/26/94                          1,000                         61.375
8/26/94                        220,000                         61.25
8/29/94                          2,000                         62.00
8/30/94                          2,000                         62.00
8/31/94                          4,200                         61.25
8/31/94                          2,000                         61.50
9/01/94                          1,400                         61.00
9/01/94                          5,600                         61.125
9/06/94                          2,000                         61.25
9/07/94                            400                         61.375
9/08/94                          9,200                         61.25
9/08/94                          1,000                         61.25
9/08/94                            500                         61.375
9/09/94                          3,600                         61.00
9/09/94                         14,000                         61.125
9/12/94                          4,000                         61.25
9/13/94                         28,700                         61.125

Item 6. Contracts, Arrangements, Understandings or Relationships
        --------------------------------------------------------
        with Respect to securities of the Issuer
        ----------------------------------------

  Loews has no contracts, arrangements or understandings with any person regarding any securities of the Issuer.

  [Amendment No. 28] On May 3, 1974, Loews first announced that it was contemplating making a tender offer for the Stock and thereafter began seeking the state insurance department approvals it considered necessary for making such tender offer (see response to Item 4 above). On August 23, 1974, Loews announced that its intended tender offer prices were $6.00 per share of Common Stock and $8.00 per share of Preferred Stock and that it was continuing to seek the remaining such approvals.

  On October 28, 1974, the day before receipt of the last of such approvals, the Board of Directors of CNA announced that it was prepared to recommend that stockholders of CNA accept the then proposed offer by Loews to purchase Stock at the proposed prices of $6.00 per share of Common Stock and $8.00 per share of Preferred Stock. At the same time, CNA also announced that it would be reporting a loss for its third quarter ended September 30, 1974, of approximately $135,000,000 (subsequently reported as $145,000,000 as a result of realized losses on securities sales), including an increase of approximately $40,000,000 in casualty insurance reserves for prior years of Casualty, operating losses of approximately $50,000,000 of Larwin Group, Inc. and its subsidiaries ("Larwin"), and an approximately $38,000,000 provision for loss of CNA's remaining investment in its Larwin subsidiaries. Such losses were in addition to previously reported losses of about $55,000,000 for the first six months of 1974. Additional information concerning CNA and its results of operations for its third quarter ended September 30, 1974, is contained in the letter from CNA to its stockholders annexed hereto as Exhibit 10 and in CNA's November 6, 1974 press release attached thereto.

  The CNA announcement of October 28 also stated that the stock market decline in the third quarter of 1974 had caused a decrease of approximately $85,000,000 in the market value of the equity securities in Casualty's investment portfolio as of September 30, 1974 which was not reflected in earnings but reduced Casualty's surplus. CNA has informed Loews that, as of November 5, 1974, increases in such market values added approximately $35,000,000 to Casualty's surplus since September 30, 1974.

  The October 28 announcement by CNA said that the $40,000,000 increase in Casualty's reserves was made after receipt of a preliminary draft report by Milliman & Robertson, Inc., an actuarial consulting firm retained by CNA, which concludes that, assuming claim costs continue to escalate in the future as they have in the past, it is most probable that a total of $122,000,000 in additional reserves will be required for ultimate disposition of present reported and unreported claims on the insurance lines under study. Noting that actual claim experience could vary from this reserve estimate by as much as $87,000,000 in either direction, Milliman & Robertson recommended that Casualty's reserves should be increased at present by at least $35,000,000. This recommended amount is included as part of the $40,000,000 increase in reserves during the third quarter of 1974 and in the $122,000,000 Milliman & Robertson figure noted above. Following CNA's October 28 announcement, the Illinois Department of Insurance completed a review which included discussions with Milliman & Robertson and the independent accountants for CNA and Casualty. On November 1, 1974, the Illinois Insurance Department announced that it had concluded that "the $40,000,000 addition to reserves by the Casualty Company is an appropriate current response to the Milliman & Robertson recommendation" and that arrangements have been made for semi-annual review by the Illinois Insurance Department with Milliman & Robertson of the reserve requirements of Casualty.

  Commencing October 29, 1974, representatives of Loews met with the Board of Directors and Management of CNA and with independent accountants, actuaries and counsel for CNA to discuss and evaluate various matters referred to in CNA's announcement of October 28 and to investigate the business, financial condition and prospects of CNA. During such meetings, CNA advised Loews that it was projecting under certain circumstances a substantial cash deficiency for the period ending April 1, 1975, caused in large part by the fact that Casualty could no longer pay dividends to CNA because its surplus had been depleted by additions to reserves and because of the decline in the market value of its investment portfolio of equity securities referred to above. In Loews's view, this situation may have a long-term impact on the cash needs of CNA. Moreover, since it is the practice in the casualty insurance industry that the amount of new insurance undertaken by a company is related to the size of its surplus, the depletion of Casualty's surplus, while due in large measure to the industry-wide problems of adverse claim experience and declining portfolio values, may well cause Casualty to reduce the amount of its new business. Loews has been informed by CNA that CNA is considering, among other possibilities, contributing some of CNA's income-producing assets to Casualty, including, but not limited to, Assurance, thereby increasing Casualty's surplus in order to permit Casualty to undertake a larger amount of new business than it would otherwise be in a position to do. Any such action would be likely to have the effect of reducing CNA's cash flow and could have a consequent material long-term effect on the financial position of CNA. Neither CNA nor Casualty nor Loews have made any determinations respecting possible reductions in Casualty's business or possible contributions to its surplus. In addition, Loews was advised that, as a result of certain covenants contained in CNA's various loan agreements, CNA and its insurance subsidiaries could not incur any additional debt (except short term or subordinated debt) and that CNA was considering various steps it might take to improve its cash position, including sale of non-insurance assets, such as

General Finance, and the suspension of dividends on the Preferred Stock. CNA advised Loews that its projections and considerations were preliminary and that no steps had been decided upon. The response to Item 4 above contains additional information as to proposals relating to Assurance and General Finance.

  On November 6, 1974, CNA announced that its Board of Directors, as set forth in CNA's November 6, 1974 press release attached to Exhibit 10 annexed hereto, determined to defer consideration of the next quarterly dividend payment on the Preferred Stock normally payable January 2, 1975 until December 4, 1974 and to omit the next dividend on the Common Stock. Loews makes no representation as to when or whether CNA will pay future dividend on the Preferred or Common Stock.

  CNA has advised Loews that Assurance may be in default under a covenant requiring maintenance of a minimum surplus contained in a loan agreement pursuant to which it borrowed $40,000,000 to finance the CNA Plaza Building in Chicago. CNA has further advised Loews that the lenders have orally agreed to waive the default, if any, subject to the imposition of certain restrictions on the payment of dividends by, and inter-corporate borrowings from, Assurance.
CNA has also advised Loews that pursuant to an agreement made in 1973 with certain of Larwin's lenders it is obligated to purchase from such lenders approximately $15,000,000 of trust deeds, subject to certain conditions, if so requested by such lenders. CNA has further informed Loews that such lenders have so requested and that CNA does not presently have sufficient available funds to purchase such trust deeds. CNA has informed Loews that while it believes that those lenders will accept CNA's short term notes in lieu of immediate payment, there can be no assurance thereof. CNA has advised Loews that Larwin is indebted to a group of banks on a demand basis in the principal amount of $145,000,000 (such indebtedness having been converted to a demand basis after Larwin's failure to comply with certain net worth and other covenants) and that Larwin, pursuant to the original bank loan agreement, has delivered substantially all of its assets to such banks as security. CNA has also advised Loews that Larwin is in default on $20,000,000 principal amount of subordinated notes. CNA has announced that it does not intend to provide further financial support to Larwin. Loews is unable to predict whether any such bank lenders or subordinated note holders, or any other lender to or claimant against a CNA subsidiary, will seek to recover any indebtedness of Larwin, or claims against or indebtedness of such other subsidiary, from CNA or whether any such efforts could be successful. CNA has advised Loews that in certain instances its withdrawal of financial support for Larwin may have adversely affected the banking relations of CNA and certain of its subsidiaries.

  Loews believes that the current financial condition and operations of certain of CNA's non-insurance subsidiaries, excluding General Finance, might result in the substantial write-down of CNA's investments in such subsidiaries.

  In light of these developments, and in order to provide CNA with needed additional capital, Loews revised the prices it would offer for the Stock as set forth herein and agreed to purchase the New Preferred Stock from CNA as described more fully below. Loews's decision to revise and go forward with the Offer was based on its belief that, despite the above developments, the long-term future business and financial prospects of CNA are favorable.
Although Loews has made such decision, it should be noted that such decision was based on consideration of the business risks and opportunities facing Loews which is seeking control of CNA, which risks and opportunities may be significantly different from those that may be faced by other holders or potential holders of CNA Stock.

  On October 30, 1974, a purported class action alleging violations of the Securities Exchange Act of 1934 and the common law, and naming as defendants CNA, its directors, certain officers; and former employees, and the independent auditors for CNA and for Larwin was filed in the United States District Court for the Northern District of Illinois on behalf of all purchasers of the Common Stock since January 1, 1969. The complaint alleges various disclosure violations and breaches of fiduciary duties. The complaint seeks actual damages in an unspecified amount and punitive and exemplary damages of $4,000,000.

  Loews and CNA have agreed that concurrently with the purchase of Stock pursuant to the Offer, CNA will sell, and Loews will purchase, 3,703,704 shares of a newly authorized $.80 Cumulative Convertible Series C Preferred Stock ("New Preferred Stock") of CNA for $6.75 per share, representing an aggregate purchase price of $25,000,000. The agreement providing for such sale and purchase contains certain usual warranties and conditions. Subject to the terms of such agreement, Loews will be obligated to purchase the New Preferred Stock if it purchases any Stock under the Offer. The purchase of the New Preferred Stock and the purchase of any Stock pursuant to the Offer is each conditioned on the occurrence of the other.

  The New Preferred Stock will have an annual dividend rate of $.80 per share and will have a liquidation value and redemption price of $6.75 per share. In all other respects, the New Preferred Stock will be substantially identical to the Preferred Stock and accordingly: will have one vote per share; will have the right to elect, together with the Preferred Stock, two directors in the event six or more quarterly dividends shall be in arrears, and, under limited circumstances, other rights to vote as a separate class; and each share of New Preferred Stock will be convertible into 1.25 shares of Common Stock. The New Preferred Stock and the Preferred Stock will rank equally with respect to dividends and upon liquidation.

  Loews cannot predict whether the $25,000,000 of additional capital to be provided by the purchase of the New Preferred Stock will be sufficient. Although Loews has not made any commitment to provide CNA's with additional capital other than through the purchase of the New Preferred Stock, Loews is making the Offer in light of the financial condition of CNA as disclosed to Loews, and Loews believes that its financial resources are sufficient to enable Loews to provide additional capital to CNA if Loews in the future should determine to provide such capital. The terms on which such capital is provided could result in substantial dilution of the interests of other stockholders of CNA.

  On November 4, 1974, CNA announced that its Board of Directors was recommending that CNA's stockholders accept the Offer. CNA has arranged for Loews to use the facilities of CNA's transfer agent in connection with the mailing of the Offer and any related communications to CNA's stockholders.

  Loews has been advised that the members of CNA's Board of Directors intend to tender the Stock owned by them, directly or indirectly, as set forth below.

                         Shares      Shares of
                        of Common    Preferred          Present intention
      Director         Stock held    Stock held            as to tender
      --------         ----------    ----------         -----------------

Bowen Blair               97,682       12,381       All Common to be tendered
                                                     All Preferred to be
                                                     retained
Hans Braunschweiler        1,000          ---       No present intent
Robert P. Gwinn              632          125       All Common to be tendered
                                                     All Preferred to be
                                                     retained
Ward C. McAllister           100          ---       All Common to be tendered
Elmer L. Nicholson           969        1,000       None to be tendered
Richard B. Ogilvie           100          ---       None to be tendered
Jacque W. Sammet           3,087        1,073       No present intent
Richard H. Samuels         7,125          662       All Common to be tendered
                                                     No present intent as
                                                     to Preferred
John E. Stipp              1,128          455       No present intent

Robert D. Stuart, Jr.      6,816        4,494       No present intent as to
                                                     Common; No Preferred to be
                                                     tendered
Richard L. Thomas          2,506          ---       1,500 Common to be tendered
Lawrence Weinberg      2,562,313          ---       60% to 90% to be tendered
Harold M. Williams         1,000          ---       All to be tendered
Kenneth W. Zweiner           600          100       All to be tendered

- -----------
* Loews is advised that Accident and Casualty Insurance Company of Winterthur, Switzerland, of which Mr. Braunschweiler is Chairman, has not determined whether or not it will tender the 2,529,328 shares of common and 530,013 shares of Preferred Stock owned it.

  Salomon Brothers, which is acting as Dealer Manager for the Offer, has informed Loews that it intends to tender pursuant to the Offer the shares of Stock it owns as principal.

  Loews will pay $.25 for each share of Common Stock and $.25 for each share of Preferred Stock purchased by Loews under the Offer to any broker or dealer (including the Dealer Manager) who is a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc., or to any foreign broker or dealer, or to any bank or trust company, whose name and address appear in the appropriate space in the Letter of tender; provided, however, that Loews will not pay an aggregate commission in excess of $5,000 with respect to Stock purchased from any one tendering stockholder except that where a broker, dealer, bank or trust company, or its nominee, advises the Depositary in writing that the Stock tendered by any one stockholder is beneficially owned, in whole or in part, by someone other than the tendering stockholder, such maximum aggregate commissioner shall be applied separately as to each beneficial owner. No such broker, dealer, bank or trust company shall be the agent of Loews, the Dealer Manager, the Depositary or the Forwarding Agent for purposes of the Offer. Salomon Brothers in acting as Dealer Manager for Loews in connection with the Offer and will receive $.10 for each share of Stock purchased by Loews under the Offer for its services as such, in addition to any fees earned as a soliciting dealer; provided, however, that in no event shall the aggregate fee to the Dealer Manager as such be less than $50,000 or more than $500,000. In addition, Loews and the Dealer Manager have agreed to indemnify each other against certain liabilities and expenses in connection with the Offer. The Dealer Manager has performed and may continue to perform investment banking services for certain subsidiaries of CNA.

  Continental Illinois bank and Trust Company of Chicago and First National City Bank have been retained to act as, Depositary and Forwarding Agent, respectively, in connection with the Offer. Loews has also retained The Kissel-Blake Organization, Inc. as Soliciting Agent to aid in soliciting responses to the Offer. The Kissel-Blake Organization, Inc. will solicit responses by mail, telephone, telegraph and personal interview and may request brokers, dealers; and other nominee stockholders to forward soliciting materials to beneficial owners. The Depositary, Forwarding Agent and Soliciting Agent will receive, reasonable compensation from Loews for their services and will be reimbursed by Loews for certain out-of-pocket expenses in connection with the Offer.

  [Amendment No. 32] Loews accepted 17,774,997 shares of Common Stock and 2,230,622 shares of Preferred Stock, or approximately 76% of the Common Stock and of the Preferred Stock tendered pursuant to its Offer to Purchase dated November 11, 1974 (the "Offer"). On December 18, 1974 Loews completed the purchase of, and payment for, the shares of Stock accepted by it. The purchase price was $5.00 per share of Common Stock and $6.75 per share of Preferred Stock, or an aggregate of $103,931,683, for the shares of Stock purchased. The excess of 5,619 shares of Stock purchased by Loews over the 20,000,000 shares of Stock sought by Loews in the Offer results from purchases being made on a pro-rata basis with adjustments to avoid the purchase of fractional shares as set forth in the Offer.

  On December 16, 1974 Loews purchased from CNA 3,703,704 shares of CNA's newly authorized $.80 Cumulative Convertible Shares C Preferred Stock at $6.75 per share, or an aggregate purchase price of $25,000,002.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

  Inapplicable.

  [Amendment No. 7] (1) Amendment No. 1 to statement filed with the Illinois Department of Insurance, including a form of Offer to Purchase and Letter of Tender annexed thereto as Appendix A.

                     (2) Complaint filed by Loews on May 22, 1974 in the United States District Court for the Northern District of Illinois.

  [Amendment No. 28]  (1) Offer to Purchase.
                      (2) Letter of Tender to tender shares of Common Stock.
                      (3) Letter of Tender to tender shares of Preferred Stock.
                      (4) Tombstone newspaper advertisement.
                      (5) Letter of Dealer Manager to brokers and dealers.
                      (6) "To Our Clients" letter for use by brokers and
                          dealers.
                      (7) Letter which may be used for solicitation in the
                          States of Indiana and Ohio.
                      (8) Letter of Dealer Manager to soliciting dealers.
                      (9) Letter of Dealer Manager to soliciting dealers in Ohio and Indiana.
                     (10) Letter from CNA to its stockholders relating to the
                          Offer to Purchase and November 6, 1974 press release attached thereto.


                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.



                                                      LOEWS CORPORATION




Dated:   September 14, 1994                      By:  Barry Hirsch
                                                      Senior Vice President
                                                      and Secretary

                                                                      APPENDIX A
                     Executive Officers and Directors of Loews
                     -----------------------------------------

  The name and principal occupation or employment of each executive officer and director of Loews are set forth below. Except as otherwise notes, the business address of each such person is 667 Madison Avenue, New York, New York 10021. All of the persons listed below are United States citizens.

            Kenneth Abrams
            Vice President-Personnel of Loews
            One Park Avenue,
            New York, New York 10016

            Charles B. Benenson
            Director of Loews; President of Benenson
            Realty Company (real estate investments)
            708 Third Avenue,
            New York, New York 10017

            John Brademas
            Director of Loews; President Emeritus of New
            York University, 11 West 42nd Street,
            New York, New York 10036

            Gary W. Garson
            Vice President of Loews

            Robert J. Hausman
            Vice President of Loews and
            Chairman of the Board of the Hotel Division of Loews

            Barry Hirsch
            Senior Vice President,
            Secretary and General Counsel of Loews

            Herbert C. Hofmann
            Senior Vice President of Loews
            President of Bulova Corporation

            John J. Kenny
            Treasurer of Loews
            One Park Avenue,
            New York, New York 10016

            Guy A. Kwan
            Controller of Loews
            One Park Avenue,
            New York, New York 10016

            John G. Malino
            Vice President-Real Estate of Loews

            Bernard Myerson
            Director of Loews
            711 Fifth Avenue
            New York, New York 10022

                                                                      APPENDIX A
                                                                     (Continued)

            Edward J. Noha
            Director of Loews and Chairman of the Board of CNA Financial Corporation,
            CNA Plaza,
            Chicago, Illinois 60685

            Stuart B. Opotowsky
            Vice President-Tax of Loews
            One Park Avenue
            New York, New York 10016

            Richard E. Piluso
            Vice President-Internal Audit of Loews
            One Park Avenue
            New York, New York 10016

            Lester Pollack
            Director of Loews, Chief Executive Office of
            Centre Partners (investments), a general partner of Lazard Freres & Co. (investment banking) and Sr. Managing Director of Corporate Partners (investment fund),
            One Rockefeller Plaza,
            New York, New York 10020

            Roy E. Posner
            Senior Vice President and
            Chief Financial Officer of Loews

            Gloria R. Scott
            Director of Loews
            President, Bennett College
            900 E. Washington Street
            Greensboro, North Carolina 27401

            Dennis Smith
            Vice President-Management
            Information Services of Loews
            One Park Avenue
            New York, New York 10016

            Andrew H. Tisch
            Director of Loews
            Chairman and Chief Executive Officer
            of Lorillard Tobacco Company

            James S. Tisch
            Director of Loews
            Executive Vice President of Loews

            Jonathan M. Tisch
            Director of Loews
            Vice President of Loews and Chief Executive
            Officer and President of the Hotel Division of Loews

            Laurence A. Tisch
            Chairman of the Board of Directors and
            Co-Chief Executive Officer of Loews
            President and Chief Executive Officer
            of CBS Inc.

                                                                      APPENDIX A
                                                                     (Continued)

            Preston R. Tisch
            Director and President and Co-Chief Executive
            Officer of Loews

                                     Page 26